SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 or 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: December 3, 1999

NETMED, INC.
(Exact Name of Registrant as specified in its charter)

Ohio	1-12529	31-1282391
(State or other jurisdiction of Number) incorporation or organization)	**(Commission File No.)**	**(IRS Employer Identification)**

6189 Memorial Drive
Dublin, Ohio 43017
(614) 793-9356
(Address, including zip code, and telephone number including area code of Registrant's principal executive offices)

Not Applicable
(Former name or former address, if changed since last report)

Item 5. Other Events.

On December 3, 1999, NetMed, Inc., an Ohio corporation, announced that the United States Bankruptcy Court for the District of Delaware has approved a settlement agreement among NetMed, Neuromedical Systems, Inc., and the official committee of unsecured creditors in Neuromedical's pending Chapter 11 bankruptcy reorganization. The press release is included as Exhibit 99 to this Form 8-K and is incorporated herein by this reference.

Item 7. Financial Statements and Exhibits.

(c) Exhibits.

Exhibit No.	*Description*
99	Press Release, dated December 3, 1999, entitled "NetMed Announces Bankruptcy Settlement."

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NETMED, INC.
By: /s/ S. Trevor Ferger

S. Trevor Ferger, President and CEO

Date: December 8, 1999

EXHIBIT INDEX

Exhibit No.	*Description*
99	Press Release, dated December 3, 1999, entitled “NetMed Announces Bankruptcy Settlement.”